UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F   Form 40-F   X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE COMBINED REGISTRATION STATEMENT ON FORMS F-10, F-4 AND S-4 AND ANY AMENDMENT THERETO (FILE NO. 333-141155) OF ANGIOTECH PHARMACEUTICALS, INC. (AND ITS SUBSIDIARIES LISTED THEREIN UNDER THE HEADING "ADDITIONAL REGISTRANTS") AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc.'s Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the first quarter ended March 31, 2007.

FORWARD-LOOKING STATEMENTS

Statements contained in this report or in our other written or oral public communications that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimates," "continues," "anticipates," "intends," "expects" and other similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research, development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this prospectus to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange commission. For a more thorough discussion of the risks associated with our business, see the "Risk Factors" section in our Form 40-F for the year ended December 31, 2006.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; the financial and other representations made to us by AMI being accurate and complete; our ability to integrate AMI into our operations, including our ability to apply our various technologies to AMI's medical devices and subsequently commercialize those products; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness remaining stable; tax rates within the jurisdictions we operate remaining stable; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; our continued ability to raise additional funds through debt or equity offerings in the North American capital markets on acceptable terms; Canadian/US currency rates remaining stable; our ability to protect the intellectual property used by us; and our ability to respond to our competitors.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 2, 2007   By _____ /s/ K. Thomas Bailey
                                        Name: K. Thomas Bailey
                                        Title: Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the three month period ended March 31, 2007

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis ("MD&A"), dated April 30, 2007, provides an update to the MD&A for the year ended December 31, 2006 and should be read in conjunction with our unaudited consolidated financial statements for the three month period ended March 31, 2007 and our audited consolidated financial statements for the year ended December 31, 2006, both of which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), including, as applicable, the rules and regulations of the United States Securities and Exchange Commission ("SEC") for the presentation of interim financial information. Additional information relating to our Company, including our 2006 audited consolidated financial statements and 2006 Annual Information Form ("AIF"), is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this MD&A to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to service our debt obligations; our ability to continue to integrate into our business the operations of American Medical Instruments Holding, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our other filings with the applicable Canadian securities regulatory authorities or the SEC.

For a more thorough discussion of the risks associated with our business, see the "Risk Factors" section in our AIF for the year ended December 31, 2006.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward looking statements contained in this MD&A to reflect future results, events or developments.

Business Overview

We are a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products for diseases and complications associated with medical device implants, surgical interventions and acute injury. Our proprietary technologies include various drug, drug delivery, surface modification and other medical biomaterials technologies. Our research and development efforts focus on understanding and characterizing biological conditions that often occur concurrent with medical device implantation, surgery or acute trauma, including scar formation and inflammation, cell proliferation, infection and tumor tissue overgrowth. Our strategy is to apply these various technologies to create and commercialize novel, proprietary medical device, surgical implant and pharmaceutical products that reduce procedure side effects, improve surgical outcomes, shorten hospital stays, or are easier or safer for a physician to use.

We develop our products using a proprietary and systematic discovery approach. We use our drug screening capabilities to identify new uses for known pharmaceutical compounds. We look for compounds that address the underlying biological causes of conditions that can occur concurrent with medical device implantation, surgery or acute trauma. Once appropriate drugs have been identified, we formulate the drug, or combination of drugs, with our portfolio of drug, drug delivery and surface modification technologies and biomaterials to develop a novel drug-eluting medical device or surgical implant. We have patent protected, or have filed patent applications for, our technology and many of our products and potential product candidates. Our portfolio of intellectual property developed, licensed or acquired to date, includes over 240 issued U.S. patents and 240 pending U.S. patent applications.

On March 23, 2006, we acquired 100% of the equity of privately-held American Medical Instruments Holdings, Inc. ("AMI"), a leading independent manufacturer of over 5,000 specialty, single-use medical devices and medical device components targeting various surgical and interventional medical markets. The AMI acquisition significantly diversified our sources of revenue and provided us with commercial resources, including sales, marketing, and manufacturing capabilities. AMI also provided us with a broad portfolio of medical device products to which we may apply our various proprietary technologies. Since the AMI acquisition, we have generated a significant portion of our revenue from direct product sales as a complement to our royalty revenue derived from sales of TAXUS coronary stents and other products by our corporate partners. The AMI acquisition constituted a "significant acquisition" under National Instrument 51-102. In connection with the AMI acquisition we filed a business acquisition report on Form 51-102F4.

We operate in two segments: Pharmaceutical Technologies and Medical Products.

Pharmaceutical Technologies:

The Pharmaceutical Technologies segment develops, licenses and sells technologies that improve the performance of medical devices and the outcomes of surgical procedures. These technologies include various drug, drug delivery and surface modification materials and other medical biomaterials designed to be applied across a wide range of medical devices and technologies, surgical procedures and medical disciplines. This segment focuses primarily on establishing product development and marketing partnerships with major medical device, pharmaceutical or biomaterials companies and to date has derived the majority of its revenue from royalties due from partners that develop, market and sell products incorporating our technologies. Currently our principal revenues in this segment come from royalties derived from sales by Boston Scientific Corporation ("BSC") of TAXUS® coronary stent systems incorporating the drug paclitaxel. We also expect to apply certain of the technologies developed by this business segment to develop novel next generation products for the Medical Products segment to market and sell directly to end users or medical product distributors.

Medical Products:

The Medical Products segment manufactures and markets a wide range of single use, specialty medical devices, with products focused primarily on general surgery, oncology and tumor biopsy, interventional radiology and vascular surgery, ophthalmology and aesthetic surgery. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

The Medical Products segment has several specialized direct sales and distribution organizations in the U.S. and the European Union ("E.U."), as well as significant manufacturing capabilities. This business segment derives the majority of its revenue from direct product sales to end users or various medical products distributors. Many of these products are made using our proprietary manufacturing processes, or are protected by intellectual property.

As discussed above, it is expected that the Medical Products segment may eventually market and sell certain products developed by the Pharmaceutical Technologies segment through its direct sales and distribution channels, and may apply certain of that segment's technologies to its products to create novel, next generation medical products to market directly to end users or medical products distributors. There are currently numerous product development efforts underway that explore the application of certain of Pharmaceutical Technologies' proprietary drug, drug delivery and surface modification materials and other medical biomaterials to products marketed by our Medical Products segment.

Recent Developments

Significant Developments during the First Quarter of 2007

- In March 2007, we initiated a U.S. pivotal human clinical trial designed to evaluate the safety and efficacy of the Vascular Wrap™ in the prevention of stenosis following surgical implantation of an ePTFE vascular graft in the upper extremity for vascular (AV) access in hemodialysis patients. The trial enrolled its first patient in March 2007, and is expected to enroll a total of approximately 628 patients at 50 centers in the United States. Should this trial provide positive safety and efficacy data, we would submit the results to the FDA and attempt to secure approval to market the Vascular Wrap in the U.S.

- In January 2007, we launched the first of the next-generation products we are developing using the Quill technology. The Quill® Self-Retaining System ("SRS") for various wound closure and tissue approximation applications in general and aesthetic surgery uses a patented barbed design. We believe that the Quill® SRS offers an elegant time-saving option for surgeons by eliminating the need for knots while providing improved tissue approximation.

- Shortly after the end of the first quarter of 2007, we eliminated the Contour Thread brand in order to focus on the single brand name of Quill®, as well as to focus manufacturing and sales efforts on the products and surgical indications with the highest near term return on investment and sales potential. The Quill® brand will continue to be sold for open facelifts and other cosmetic procedures, but the Contour Thread brand will not be continued and will not be promoted for closed facelift procedures.

During, and shortly after, the first quarter of 2007, we announced three additions to our senior management team.

- On March 7, 2007, Victor Diaz was appointed Senior Vice President, Global Manufacturing and Supply Chain Management. Mr. Diaz is responsible for aligning our people and manufacturing resources, building out our supply chain strategy, developing best practices across all of our facilities, and increasing manufacturing and operational productivity. Prior to joining us, Mr. Diaz was Vice President, Global Operations at Teleflex Medical, the medical device and instrument manufacturing division of Teleflex Corporation. During his career at Teleflex, Mr. Diaz led a staff of 4,200 people and was responsible for the global manufacturing, procurement, distribution and complete supply chain with 25 plants and 23 distribution centers in 10 countries in Europe, Asia, Latin America and the U.S. Mr. Diaz also spent three years at Tyco Healthcare Respiratory where he was Vice President of Manufacturing, responsible for 11 manufacturing facilities in 5 countries in Europe, Mexico, and the U.S.

- On March 22, 2007, Santi Corsaro was appointed Vice President, Sales and Marketing for non-U.S. markets. Dr. Corsaro will oversee our European commercial operations. He is responsible for initiating a profitable growth strategy on a country-by-country basis, building local sales organizations and marketing teams, and establishing direct sales subsidiaries in key European countries. Prior to joining us, Dr. Corsaro spent over 20 years working for the Johnson & Johnson (J&J) Group in Europe. Most recently, Dr. Corsaro was President and Managing Director of J&J Medical Holding SpA Italy, where he was responsible for merging four different J&J organizations under a single legal entity. Prior to this, Dr. Corsaro was the European President of Cordis, a subsidiary of J&J, where he managed 300 employees and was responsible for reorganizing the European Cordis structure and increasing drug-eluting stent adoption rates. Dr. Corsaro was also Worldwide President for J&J's A.S.P. (Advanced Sterilization Products) company.

- On April 3, 2007, Chris Dennis was appointed Senior Vice President, Sales and Marketing. Mr. Dennis is focused on building a global sales and marketing organization with a commercialization strategy that includes our identified focus markets. Prior to joining us, Mr. Dennis was Global President of J&J's OrthoNeutrogena company (pharmaceuticals and aesthetic devices), where he was responsible for overall strategy and business growth initiatives. Previously, he held the position of Vice President, Marketing & Sales for Janssen Ortho, Inc. (pharmaceuticals), where he managed the sales and marketing of a wide range of prescription medications.

Clinical Programs

Our discovery approach has yielded a number of product candidates that are in various stages of research and clinical development. The following table outlines our most advanced product candidates and their stage of development:

Product	Indications	Regulatory Status	Partner
Vascular Wrap™ (paclitaxel-eluting mesh)	Peripheral vascular disease	Filed for CE Mark in November 2006	Edwards (for European distribution only)
	Arteriovenous access	Received E.U. approval in 2006 to begin clinical study; Vaxsys Synergy pivotal study in the U.S. initiated in March 2007	Edwards (for European distribution only)
Anti-Infective Catheter	General	Pivotal human clinical study for U.S. currently enrolling	None
TAXUS Liberté (paclitaxel-eluting coronary stent)	Coronary artery disease	Pivotal study ("ATLAS") designed for U.S. approval; commercially available in the E.U. and various other countries outside the U.S.	BSC
ZILVER® PTX paclitaxel-eluting peripheral vascular stent	Peripheral vascular disease	E.U. and U.S. first-in-man studies in femoral-popliteal indications currently enrolling	Cook

- **Vascular Wrap™.** Our paclitaxel-eluting mesh surgical implant, or Vascular Wrap, is designed to treat complications, including graft stenosis or restenosis, that may occur in connection with vascular graft implants in hemodialysis patients or patients that have peripheral artery disease. Vascular grafts are implanted in patients in order to bypass diseased blood vessels, or to provide access to the vascular system of kidney failure patients in order to facilitate the process of hemodialysis. In many cases, these vascular grafts fail due to proliferation of cells or scar into the graft (graft stenosis or restenosis), which can negatively impact blood flow through the vascular graft. We have conducted, or are in the process of conducting, human clinical trials to assess the safety and efficacy of our Vascular Wrap product, which is designed to elute the drug paclitaxel at the site of the vascular graft in order to reduce the incidence of stenosis or restenosis. In November 2006, we announced the results from our initial human clinical trial, which was conducted in the EU and was designed to evaluate the safety of the Vascular Wrap product in patients with peripheral artery disease in the limb. In this study, the Vascular Wrap product was well tolerated, with no adverse events being considered related to the use of the product. With the results of this trial, in November 2006 we filed for a CE Mark in order to obtain the ability to market and sell the Vascular Wrap in the EU for peripheral vascular disease. Upon receipt of a CE Mark, we plan to commence commercialization of our Vascular Wrap product in the EU and in certain other countries outside the U.S. In March 2007, we initiated a U.S. pivotal human clinical trial designed to evaluate the safety and efficacy of the Vascular Wrap™ in the prevention of stenosis following surgical implantation of an ePTFE vascular graft in the upper extremity for vascular (AV) access in hemodialysis patients. The trial enrolled its first patient in March 2007, and is expected to enroll a total of approximately 628 patients at 50 centers in the United States. Should this trial provide positive safety and efficacy data, we would submit the results to the FDA and attempt to secure approval to market the Vascular Wrap in the U.S.

- **Anti-Infective Catheter.** Central venous catheters ("CVC") are usually inserted into critically ill patients for extended periods of time to administer fluids, drugs, and nutrition, as well as facilitate frequent blood draws. Through our proprietary drug identification strategy, we have elected to evaluate 5-Fluorouracil ("5-FU"), a drug previously approved by the FDA for treatment of various types of cancer, as a compound that may help to prevent certain types of infection in patients receiving a CVC. Our 5-FU-eluting CVC is currently undergoing a human clinical trial in the U.S. designed to assess the safety and efficacy of the catheter in preventing various types of catheter related infections. The study is a randomized, single-blind, 930-patient, 25-center study. There were 696 patients enrolled in the study as of March 31, 2007. If the CVC study results are favorable, we intend to request a 510(k) clearance from the FDA to market and sell the CVC in the U.S.

- **TAXUS Liberté paclitaxel-eluting coronary stent system.** The TAXUS Liberté paclitaxel-eluting coronary stent system, which was developed and is under evaluation in clinical trials being conducted by our partner BSC, represents BSC's next generation product incorporating our research, technology and intellectual property related to the use of paclitaxel to prevent restenosis and other local inflammatory diseases. It has been designed to further enhance coronary stent deliverability and blood vessel conformability, particularly in challenging coronary lesions. BSC has to date commenced sales of the TAXUS Liberté only in countries outside of the U.S. On August 24, 2004, BSC initiated the ATLAS trial, a pivotal study to collect data to support regulatory filings in the U.S. for product commercialization of TAXUS Liberté. The ATLAS trial is a global, multicenter pivotal study designed to support the FDA approval of the TAXUS Liberté stent system. The trial is assessing the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS Liberté stent system. On February 22, 2005, BSC completed enrolment in the ATLAS trial of 872 patients at 72 sites in the U.S., Canada, Australia, New Zealand, Singapore and Hong Kong. In addition to the ATLAS trial, the TAXUS Liberté clinical development program includes several expansion studies for long lesion stenting, small vessel stenting and direct stenting of coronary lesions. In October 2006, BSC announced 12-month follow up data from the ATLAS trial. The data demonstrated that the safety and efficacy benefits with the TAXUS Liberté stent were maintained at 12 months. These data are currently being reviewed by the FDA, and BSC expects to receive approval and begin marketing the TAXUS Liberté stent in the U.S. in 2007.

- **ZILVER® PTX paclitaxel-eluting peripheral vascular stent.** The ZILVER PTX paclitaxel-eluting peripheral vascular stent, which was developed and is under evaluation in clinical trials being conducted by our partner Cook, a multinational medical device manufacturer, is a specialized stent product incorporating our proprietary paclitaxel technology and is designed for placement in diseased arteries in the limbs to restore blood flow. The ZILVER PTX paclitaxel-eluting peripheral stent is designed to reduce restenosis following placement of a stent in peripheral artery disease patients and is currently undergoing human clinical trials in the U.S. and the EU to assess product safety and efficacy. These studies are being conducted by our partner Cook, which is a co-exclusive licensee, together with BSC, to our proprietary paclitaxel technology to reduce restenosis following stent placement in peripheral artery disease. In January 2007, Cook released nine-month data from its EU clinical study. The preliminary data presented by Cook on the first 60 patients in the randomized trial, which is examining the safety of using Cook's ZILVER PTX paclitaxel-eluting stent to treat blockages, or lesions, of the superficial femoral artery ("SFA") above the knee, indicated that the ZILVER PTX stent showed an equal adverse event rate to conventional angioplasty for treating SFA lesions. The ZILVER PTX stent also displayed a zero-percent fracture rate for 41 lesions at six months and 18 lesions at one year. Effectiveness of the device in treating lesions of the SFA will be evaluated in a pivotal trial, which is expected to start in 2007 in the U.S. The study is planned to enroll 420 patients at 50 investigative sites.

Acquisitions

For a full summary of significant acquisitions, refer to our AIF for the year ended December 31, 2006.

Quill Medical, Inc. ("Quill")

On June 26, 2006, we completed the acquisition of 100% of the equity of Quill. Through this transaction, we acquired the rights, in all possible fields of use, to develop and market applications of the Quill proprietary self-anchoring suture technology, including in a variety of general and specialty surgical and aesthetic surgery applications. Unlike conventional sutures which are smooth, the Quill products have tiny teeth-like barbs or cogs along the surface. This "self-anchoring" suture technology may be used to close certain wounds or surgical incisions without the need for suture knots. Eliminating knot-tying can save surgical time, may reduce the risk of infection, and may reduce wound leakage.

The Quill acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenues and expenses of Quill were included in our consolidated financial statements from June 26, 2006, the date of acquisition. Total consideration of $40.3 million, including direct acquisition costs, was allocated to the assets acquired and liabilities assumed based on preliminary fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $39.9 million and goodwill of $13.1 million at the end of June 2006. Subsequent to the acquisition, more detailed valuation procedures were performed on the assets acquired and additional information was obtained resulting in a finalized purchase price allocation to identifiable intangible assets of $50.0 million and goodwill of $7.0 million as of March 31, 2007. Goodwill is the excess of the purchase price over the net assets and liabilities which includes the tax basis of the assumed assets and liabilities. The allocation of the purchase price of the net assets acquired was finalized during the first quarter of 2007.

We are currently working to develop a portfolio of next-generation products using the Quill technology. In January 2007, we launched the first of these new products, the Quill® Self-Retaining System ("SRS") for various wound closure and tissue approximation applications in general and aesthetic surgery.

The launch of the Quill® SRS for various indications in January 2007, as described above, triggered a development milestone payment of $10.0 million, payable in cash or in Angiotech stock (or a combination thereof) at our discretion, in the third quarter of 2007. This milestone payment is creditable against any other future contingent payments that may be made depending on whether certain sales levels of the Quill SRS are achieved. This $10.0 million payable was recorded as an increase to goodwill during the three months ended March 31, 2007.

American Medical Instruments Holdings, Inc. ("AMI")

On March 23, 2006, we completed the acquisition of 100% of the equity of AMI. In the fourth quarter of 2006, we began the process of replacing the divisional structure of AMI with a centralized operational structure that is integrated into the other functions of Angiotech. The restructuring is expected to result in a more efficient operating structure. As part of these centralization activities, certain employees were terminated which resulted in approximately $1.2 million in severance and related costs during the three months ended March 31, 2007.

Collaboration, License and Sales and Distribution Agreements

In connection with our research and development efforts, we have entered into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. Terms of the various license agreements may require us, or our collaborators, to make milestone payments upon achievement of certain product development and commercialization objectives and pay royalties on future sales of commercial products, if any, resulting from the collaborations. For a summary of our most significant agreements, refer to our AIF for the year ended December 31, 2006. During the three month period ended March 31, 2007, we recorded the following non-routine transactions related to our collaboration, license and sales and distribution agreements:

NuVasive, Inc.

In September 2006, we received $20.0 million from NuVasive, Inc, in consideration for entering a milestone and royalty buyout agreement for the NeoDisc ^{TM} cervical disk replacement device and related technology. The $20.0 million consisted of $12.0 million in cash and $8.0 million in NuVasive common stock. In March 2007, we sold the NuVasive common stock for total proceeds of $9.4 million, net of commissions. We are obligated to pay approximately $0.6 million of the consideration received from NuVasive to certain third parties for license fees related to the technology and transaction costs.

Collagen Matrix Technologies, Inc.

In March 2007, we terminated a development, license and distribution agreement with Collagen Matrix Technologies, Inc. ("CMT") and paid a termination fee of $0.9 million. This termination fee was recorded as a research and development expense.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time the estimates and assumptions were made. Actual results could differ from our estimates.

The significant accounting policies and estimates that we believe are the most critical in fully understanding and evaluating our reported financial results are described below:

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations with respect to the royalty revenue. Accordingly, we record royalty revenue derived from BSC sales of paclitaxel-eluting coronary stent systems on a cash basis due to terms in our agreement with BSC regarding reporting deadlines for the financial information that is necessary to accurately estimate the BSC royalty. This results in a one quarter lag between the time we record royalty revenue and the time the associated sales were recorded by BSC.

Product sales revenue is recognized when a product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of provisions for returns, discounts and allowances. These provisions are estimated and recorded in the same period as the related product sales and are based on estimates derived from historical experience. Amounts billed to customers for shipping and handling are included in product sales revenue. The corresponding costs for shipping and handling are included in cost of products sold.

License fees are comprised of initial payments and milestone payments from collaborative licensing arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial payments and milestone payments for which we have ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.

Income tax expense

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. Our effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

Effective January 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 is designed to reduce diversity and provide consistent accounting practices and criteria for how companies should recognize, measure, present, and disclose in their financial statements all significant uncertain tax positions.

Stock-based compensation

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards Board ("SFAS") 123(R) "Share-Based Payment", a revision to SFAS 123 "Accounting for Stock-Based Compensation. SFAS 123(R) requires us to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce a different fair value for stock-based compensation, which could have a material impact on our earnings.

Cash equivalents, short and long-term investments

We invest our excess cash balances in short-term securities, principally investment grade commercial debt and government agency notes. At March 31, 2007, substantially all of our securities were classified as available-for-sale, and accordingly, were recorded at fair market value with unrealized gains and losses included in other comprehensive income (loss) in shareholders' equity. Realized gains and losses and any declines in value that are judged to be other-than-temporary are reported in other income and expenses.

As part of our strategic product development efforts, we also invest in equity securities of certain companies with which we have collaborative agreements. The equity securities of some of these companies are not publicly traded and so fair value is not readily available. These investments are recorded using the cost method of accounting and are tested for impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations and financial position of the investee, and other evidence supporting the net realizable value of the investment.

Goodwill

Goodwill is tested for possible impairment at least annually and whenever changes in circumstances occur that would indicate an impairment in the value of goodwill. When the carrying value of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. Circumstances that could trigger an impairment include adverse changes or outcomes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.

Intangible assets

Our identifiable intangible assets are primarily comprised of technologies acquired through our business combinations. Intangible assets also include in-licensed proven medical technologies. We amortize intangible assets on a straight-line basis over the estimated life of the technologies, which range from two to twelve years depending on the circumstances and the intended use of the technology. We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand for our products; and the existence or absence of competition. We review the carrying value of our intangible assets for impairment indicators at least annually and whenever there has been a significant change in any of these factors listed above. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Results of Operations

Overview

The following discussion and analysis of results from our operations excludes the financial results from our discontinued operations (see "Results of Operations - Discontinued Operations"), unless otherwise noted. The results from all prior periods have been reclassified to conform to this presentation.

The results for the comparative three month period ended March 31, 2006 do not include the results of AMI from the date of acquisition on March 23, 2006 to March 31, 2006. The results for this period have been included in the results of operations for the three month period ended June 30, 2006.

	Three months ended March 31,	
(in thousands of U.S.$, except per share data)	**2007**	**2006**
Revenues		
Pharmaceutical Technologies	$34,572	$41,945
Medical Products	41,386	-
Total revenues	75,958	41,945
Operating income		
Pharmaceutical Technologies	4,887	11,561
Medical Products	(2,535)	-
Total operating income	2,352	11,561
Other income (expenses)	(12,052)	409
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting policy	(9,700)	11,970
Income tax expense (recovery)	(4,900)	4,389
Net income (loss) from continuing operations before cumulative effect of change in accounting policy	($4,800)	$7,581
Basic net income (loss) per common share, continuing operations	(0.06)	0.09
Diluted net income (loss) per common share, continuing operations	(0.06)	0.09

We operate in two reportable segments: (i) Pharmaceutical Technologies; and (ii) Medical Products.

Our Pharmaceutical Technologies segment includes royalty revenue generated from out-licensing our proprietary paclitaxel technology to drug-eluting stent manufacturers, as well as revenue derived from the out license of certain biomaterials and other technologies. This segment also includes our internal and external research and development activities and our corporate activities.

Operating income from continuing operations for the Pharmaceutical Technologies segment decreased by $6.7 million to $4.9 million for the three month period ended March 31, 2007 when compared to the same three month period in the prior year. The decrease is due to a $7.6 million decrease in royalty revenue derived from BSC's sales of paclitaxel-eluting coronary stent systems, partly offset by reduced licence and royalty fees payable related to the reduction in royalty revenue.

The Medical Products segment manufactures and markets a wide range of single use, specialty medical devices. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

Operating loss from continuing operations for the Medical Products segment was $2.5 million for the three month period ended March 31, 2007. The operating loss includes $5.9 million of amortization related to intangible assets, a $1.2 million charge for employee severance and related costs due to the restructuring and centralization of certain operations, $1.1 million in termination costs incurred to exit certain licence and distribution agreements in non-core markets, and a $1.4 million gain on the sale of our common stock holdings in NuVasive, Inc.

For the three month period ended March 31, 2007, we recorded a net loss from continuing operations of $9.7 million ($0.06 basic net loss per share) compared to net income from continuing operations of $7.6 million ($0.09 basic net income per share) for the three month period ended March 31, 2006. The decrease of $17.3 million is due to the factors discussed above and an increase of $11.8 million in interest expense related to the debt incurred to partially fund the AMI acquisition.

Revenues

(in thousands of U.S.$)	Three months ended March 31,	
	2007	**2006**
Pharmaceutical Technologies:		
Royalty revenue – paclitaxel-eluting stents	$31,824	$39,368
Royalty revenue – other	1,176	1,722
Product sales	1,100	802
License fees	472	53
	$34,572	$41,945
Medical Products:		
Product sales	41,386	-
Total revenues	$75,958	$41,945

Royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by BSC for the three month period ended March 31, 2007 decreased by 19% as compared to the same three month period in the prior year. The decrease in royalty revenues was a result of lower sales of paclitaxel-eluting stents by BSC. Royalty revenue for the current quarter was based on BSC's net sales for the period October 1, 2006 to December 31, 2006 of $448 million, of which $294 million was in the U.S., compared to net sales of $537 million, of which $357 million was in the U.S., for the same quarter in the prior year. The average gross royalty rate earned in the three month period ended March 31, 2007 on BSC's net sales was 7.7% for sales in the U.S. and 5.9% for sales in other countries compared to an average rate of 7.9% for sales in the U.S. and 6.3% for sales in other countries for the same period in the prior year.

Other royalty revenue decreased $546,000 to $1.2 million for the three month period ended March 31, 2007 as compared to $1.7 million for the three month period ended March 31, 2006.

We expect revenues in the Pharmaceutical Technologies segment to decrease in the second quarter of 2007 as compared to the first quarter of 2007, based on lower sales of paclitaxel-eluting stent systems by BSC in the first quarter of 2007 as compared to the fourth quarter of 2006. Specifically, BSC announced on April 23, 2007 that BSC's worldwide sales of drug-eluting stent systems for the quarter ended March 31, 2007, which are inclusive of sales of paclitaxel-eluting stent systems for which we receive royalties, were $468 million, as compared to gross drug-eluting stent system revenues of $506 million for the quarter ended December 31, 2006.

We expect revenues in the Medical Products segment to increase during the remainder of 2007 as compared to the first quarter of 2007, reflecting anticipated growth of certain product lines and the potential impact of selected new product launches by this business segment during the year, including the recent launch of the Quill SRS product line.

Expenditures

(in thousands of U.S.$)	Three months ended March 31,	
	2007	**2006**
License and royalty fees	$5,441	$6,513
Cost of products sold	22,792	634
Research and development	13,763	9,655
Selling, general and administrative	23,455	10,374
Depreciation and amortization	8,155	2,166
In-process research and development	-	1,042
	$73,606	$30,384

License and royalty fees on royalty revenue

License and royalty fee expenses include license and royalty payments due to certain of our licensors, primarily as a result of paclitaxel-eluting coronary stent system royalty revenue received from BSC. The decrease in this expense in the three month period ended March 31, 2007, when compared to the same period in the prior year, reflects the decrease in our royalty revenue. We expect license and royalty fee expense to continue to be a significant cost in the remainder of 2007, as royalty fee expense is directly related to royalty revenue.

Cost of products sold

Cost of products sold is comprised of costs and expenses related to the production of our various medical device and device component and biomaterial products and technologies, including direct labor, raw materials, depreciation and certain fixed overhead costs related to our various manufacturing facilities and operations. Cost of products sold increased by $22.2 million for the three month period ended March 31, 2007 compared to the same period in the prior year almost entirely as a result of costs incurred related to product sales derived from the AMI operations, which were acquired as of March 23, 2006. As a result of the acquisition completion date, the AMI operations and related costs were not reflected in our results of operations for the prior year period. The gross margin on product sales was 46% during the three month period ended March 31, 2007 compared to 50% for the three month period ended December 31, 2006, reflecting slightly lower sales relative to fixed overhead costs in certain of our manufacturing operations during the quarter, and certain one-time charges including severance costs related to restructuring and fees paid to terminate a distribution agreement. We expect that cost of products sold will continue to be significant, and that gross margins may improve during the remainder of 2007, primarily as a result of increased sales of selected new product lines that provide higher relative gross margins as compared to existing product lines.

Research and development

Our research and development expense is comprised of costs incurred in performing research and development activities, including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and operating and occupancy costs. Our research and development activities occur in two main areas:

(i) Discovery and preclinical research - Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action of pharmaceuticals and pursuing patent protection for our discoveries.

(ii) Clinical research and development - Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing clinical product candidates towards a goal of obtaining regulatory approval to manufacture and market these product candidates in various geographies.

Research and development expenses by project for the three month periods ended March 31, 2007 and 2006 were as follows:

(in thousands of U.S.$)	Three months ended March 31,	
	2007	2006
Discovery and pre-clinical research	$7,052	$6,719
Ongoing clinical programs:		
Vascular Wrap™ Paclitaxel-Eluting Mesh	2,321	1,584
Anti-infective Central Venous Catheter	1,709	2,083
	4,030	3,667
Completed clinical programs:		
Adhibit™ Adhesion Prevention Gel	35	41
Other	26	86
	61	127
Medical products	2,723	56
IPR&D expense	-	(1,042)
Stock-based compensation	442	621
Less: Depreciation, amortization and inter-company charges allocated to projects above	(545)	(426)
Total research and development	13,763	9,722
Less: Research and development relating to discontinued operations	-	(67)
Total research and development relating to continuing operations	$13,763	$9,655

Research and development project expenses include all direct costs as well as an allocation of indirect research and development expenses based on direct effort and costs of each project.

Research and development expenditures increased by $4.1 million to $13.8 million for the three month period ended March 31, 2007 as compared to $9.7 million for the same period in 2006. The increase was almost entirely as a result of costs incurred related to activities of the AMI operations, which were acquired as of March 23, 2006. As a result of the acquisition completion date, the AMI research and development costs were not reflected in our results of operations for the prior year period.   The addition of discovery and pre-clinical research personnel, a new early stage research collaboration, and a one-time payment of $0.9 million to terminate a development agreement, also contributed to the increased expenditures during the period.

Selling, general and administrative expenses

Our selling, general and administrative expenses are comprised of costs incurred related to the sale of our various medical products and our various management and administrative support functions, primarily salaries, commissions and benefits and other operating and occupancy costs.

Total selling, general and administrative expenditures for the three month period ended March 31, 2007 increased by $13.1 million compared to the same three month period in the prior year almost entirely as a result of costs incurred related to sales activities of the AMI operations, which were acquired as of March 23, 2006. As a result of the acquisition completion date, the AMI operations and related costs were not reflected in our results of operations for the prior year period. These increases in expenses were offset by a reduction in professional fees arising from patent and litigation related activities of $1.0 million as compared to the same period in the prior year. The AMI expenditures include $8.0 million for direct sales and marketing personnel and activities, $1.6 million for personnel costs associated with corporate and support functions, employee severance costs of $1.2 million related to the integration of AMI, and $2.4 million for other operating and occupancy costs.

During the remainder of 2007, we expect that selling, general and administrative expenses will continue to be higher on a quarterly basis as compared to the first quarter of 2007 primarily due to the expansion of sales and marketing activities and personnel. This will be partially offset by a reduction in general and administrative expenses reflecting broad spending reduction initiatives as well as certain cost reductions related to reorganization activities completed in the first quarter of 2007. Expenditures could fluctuate depending on product sales levels and growth of new product sales, including the Quill SRS, and the extent of legal efforts required to support and defend our intellectual property portfolio.

Depreciation and amortization

Depreciation and amortization expense for the three month period ended March 31, 2007 includes amortization of licensed technologies and identifiable intangible assets purchased through business combinations of $7.3 million and depreciation of property, plant and equipment of $0.8 million. Depreciation and amortization expense increased by $6.0 million to $8.2 million for the three month period ended March 31, 2007 as compared to the same period in the prior year, primarily due to amortization related to the identifiable intangible assets acquired from AMI.

We expect depreciation and amortization expense to remain consistent from quarter to quarter during the remainder of 2007 unless further intangible assets are acquired.

In-process research and development ("IPR&D")

We record IPR&D expense relating to acquired or in-licensed technologies that are at an early stage of development and have no alternative future use. We did not record any IPR&D expense in the three month period ended March 31, 2007, but we did record IPR&D expense of $1.0 million in the three month period ended March 31, 2006 as a result of a license milestone payment made to Poly-Med, Inc.   We may incur further IPR&D expenditures in future periods as we continue to in-license or acquire early stage technologies.

Other Income (Expense)

(in thousands of U.S.$)	Three months ended March 31,	
	2007	**2006**
Foreign exchange gain	$102	$171
Investment and other income	8,802	2,704
Interest expense on long term-debt	(12,799)	(989)
Net loss on redemption of available-for-sale securities	(8,157)	(1,477)
	($12,052)	$409

The net foreign exchange gains were primarily the result of changes in the U.S. to Canadian dollar and other foreign currency exchange rates when translating our foreign currency denominated cash, cash equivalents and short-term investments to U.S. dollars at period end. We continue to hold Canadian dollars and other foreign currency denominated cash, cash equivalents and short-term investments to meet our anticipated operating and capital expenditure needs in future periods in jurisdictions outside of the U.S. We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments and therefore are exposed to future fluctuations in the U.S. dollar to Canadian dollar and other foreign currency exchange rates.

Investment and other income for the three month period ended March 31, 2007 increased by $6.1 million when compared to the same period in the prior year primarily due to a gain of $7.5 million realized on the recovery of investments owned by Cohesion Technologies, Inc. which was acquired in 2003, partly offset by a reduction in investment income due to a lower cash balance available to invest because of the use of cash resources for the AMI and Quill acquisitions.

During the three month period ended March 31, 2007, we incurred interest expense of $12.8 million on our outstanding long-term debt obligations as compared to $1.0 million in the same period of 2006. The interest rates on the senior floating rate notes issued in December 2006 have been, and currently are, 9.1%. Interest expense for the three month period ended March 31, 2007 also includes $0.6 million for amortization of deferred financing costs.

The net loss on redemption of available-for-sale securities for the three month period ended March 31, 2007 is comprised of a loss of $9.6 million realized on the sale of our common stock holdings in Orthovita, Inc., and a gain of $1.4 million realized on the sale of our common stock holdings in NuVasive, Inc. In the three month period ended March 31, 2006, the net loss of $1.5 million was recorded due to the early redemption of long-term securities to partially fund a portion of the AMI acquisition.

Income Tax

During the three month period ended March 31, 2007 we recorded an income tax recovery of $4.9 million for the compared to income tax expense of $4.4 million for the three month period ended March 31, 2006. For the three month period ending March 31, 2007, the effective tax rate was 50.5% compared to an effective tax rate of 36.7% for the same period in the prior year. The increase in the effective tax rate is the net result of an increase due to the impairment charge on discontinued operations and a decrease due to provincial income tax credits, international tax structures, and the amortization of identifiable intangible assets acquired through business combinations.

For the three month period ending March 31, 2007, the effective tax rate (adjusted for the tax effect of the impairment charge on discontinued operations and the one time adjustment related to the adoption of FIN 48) was lower than the statutory Canadian tax rate of 34.1% due primarily to the lower tax rates on earnings in certain foreign jurisdictions, and the impact of net losses in certain of our foreign operations.

Discontinued Operations

In September 2006, we determined that certain operating subsidiaries acquired through the AMI acquisition were not aligned with our current business strategy and we began actively looking to dispose of these subsidiaries. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current assets and current liabilities from discontinued operations and the net loss for these operations have been shown separately on the statements of income. Included in current assets from discontinued operations are intangible assets of $3.9 million and goodwill of $6.7 million. We recorded a net loss from discontinued operations, including impairment charges, for these subsidiaries of $9.1 million for the three month period ended March 31, 2007.

We reviewed the carrying value of the discontinued operations and recorded impairment charges of $8.9 million for the three month period ended March 31, 2007. The impairment charges were determined based on our best estimate of net proceeds on ultimate disposition and have been allocated proportionately to the long-term assets from discontinued operations.

The operating results of discontinued operations are summarized as follows:

	Three months ended March 31,	
(in thousands of U.S.$)	2007	2006
Revenues	$3,042	($4)
Operating loss	(483)	(434)
Other expenses	-	(11)
Impairment charge	(8,879)	-
Loss before income taxes	(9,362)	(445)
Income tax recovery	(278)	-
Net loss from discontinued operations	($9,084)	($445)

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited quarterly consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2006 and 2005.

The results for the quarters ended June 30, 2006, September 30, 2006, December 31, 2006, and March 31, 2007 include the results of AMI since the date of its acquisition on March 23, 2006 and Quill since the date of its acquisition on June 26, 2006.

	Quarter ended			
(in thousands of U.S.$, except per share data)	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Total revenues	$75,958	$93,253	$86,271	$93,606
Operating income	2,352	14,060	16,478	18,123
Net income (loss) from continuing operations	(9,700)	(5,260)	7,404	2,170
Net income (loss)	(13,884)	(11,703)	6,926	1,827
Basic income (loss) per share:				
Continuing operations	(0.06)	(0.06)	0.09	0.02
Discontinued operations	(0.11)	(0.08)	(0.01)	-
Total	(0.17)	(0.14)	0.08	0.02
Diluted income (loss) per share:				
Continuing operations	(0.06)	(0.06)	0.09	0.02
Discontinued operations	(0.11)	(0.08)	(0.01)	-
Total	(0.17)	(0.14)	0.08	0.02

	Quarter ended			
(in thousands of U.S.$, except per share data)	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Total revenues	$41,945	$43,846	$47,892	$52,231
Operating income (loss)	11,561	(41,050)	20,815	22,132
Net income (loss) from continuing operations	7,581	(42,720)	16,325	15,565
Net income (loss)	7,535	(51,260)	15,925	15,320
Basic income (loss) per share:				
Continuing operations	0.09	(0.51)	0.19	0.19
Discontinued operations	-	(0.10)	-	-
Total	0.09	(0.61)	0.19	0.19
Diluted income (loss) per share:				
Continuing operations	0.09	(0.51)	0.19	0.18
Discontinued operations	-	(0.10)	-	-
Total	0.09	(0.61)	0.19	0.18

The primary factors and trends that have caused variations in our quarterly results are as follows:

First Quarter Summary

We recorded a net loss from continuing operations of $9.7 million for the quarter ended March 31, 2007 compared to net loss from continuing operations of $5.3 million for the immediately preceding quarter. The change from the prior quarter was related to a decline of $14.5 million in royalty revenue derived from sales of paclitaxel-eluting coronary stents by BSC, and additional severance and related costs related to the integration of AMI operations, partially offset by a reduction in related licence and royalty fees payable.

The primary factors and trends that have caused variations in our quarterly results are as follows:

(i)   *AMI acquisition* – The last four quarters include the results of AMI from the date of acquisition, March 23, 2006. The AMI acquisition significantly impacted our quarterly results, including the following.

(in millions of U.S.$)	Quarter ended			
	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
AMI product sales revenue	41.4	43.6	41.6	49.2
Interest expense on long-term debt	12.8	11.9	11.3	12.3
Amortization expense related to intangible assets acquired in AMI acquisition	5.9	6.4	6.7	7.3

(ii) *Royalty Revenue from BSC* – We receive royalty revenue from BSC based on BSC's net sales of paclitaxel-eluting stent systems throughout the world. Our royalty revenues were approximately $40.0 to $50.0 million per quarter from the third quarter of 2004, when we received our first substantial royalty payment, to the fourth quarter of 2006. In the third quarter of 2005, royalty revenue from BSC began to decrease due to a 2% reduction in our top royalty rate earned on certain sales by BSC, from 11% to 9%, as a result of BSC achieving certain revenue thresholds in 2005 and a reduced amount of paclitaxel-eluting stent sales by BSC as compared to prior quarters. In the second, third and fourth quarters of 2006 sales of paclitaxel-eluting stents by BSC in the U.S., where the average royalty rate is generally higher than in Europe and other countries, also decreased. In the first quarter of 2007, royalty revenue was $31.8 million reflecting a 17% decline in paclitaxel-eluting stent sales by BSC in the fourth quarter of 2006 as compared to the third quarter of 2006.

(iii) *IPR&D expense*– The amount of IPR&D expense recorded in each quarter depends on the timing of acquisitions and transactions with research and development collaborators. As these expenses are often significant when compared to other operating expenditures, the results in any quarter could be materially affected by the timing of such expenses. In the first quarter of 2006, we recorded $1.0 million IPR&D expense relating to our license agreement with Poly-Med, Inc. In the fourth quarter of 2005, we recorded IPR&D expense of $54.0 million relating to our investment and collaboration transaction with CombinatoRx, Incorporated and our acquisition of Afmedica, Inc., resulting in a net loss for the quarter.

(iv) *Income tax expense* –Significant estimates are required in determining our provision for income taxes. Our effective tax rate may change from quarter to quarter based on the mix of income among different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

(v) *Other factors* – Our results may also be affected by fluctuations in research and development expenses and in selling, general and administrative expenses from quarter to quarter due to our continued expansion of our research and development programs, increases in sales and marketing efforts in our focus markets, increases in legal efforts required to support our intellectual property portfolio and increases in the number of employees required to support our growing operations.

Liquidity and Capital Resources

On March 23, 2006, concurrent with our acquisition of AMI, we completed an offering of $250.0 million in aggregate principal amount of 7.75% senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425.0 million senior secured credit facility consisting of a $350.0 million term facility maturing in 2013 and a $75.0 million revolving credit facility maturing in 2011. None of the $75.0 million revolving credit facility was drawn. The net proceeds from the sale of the $250.0 million 7.75% senior subordinated notes due 2014 and the $350.0 million term loan, as well as cash on hand, were used to finance the AMI acquisition. In December 2006, we repaid the term loan with the proceeds from the issuance of senior floating rate notes in the aggregate principal amount of $325.0 million, due December 1, 2013 and cash on hand. We also terminated the revolving credit facility.

The significant terms relating to our senior subordinated notes and senior floating rate notes are described below.

At March 31, 2007, we had working capital of $113.6 million, excluding current assets and current liabilities from discontinued operations, and cash resources of $98.6 million, consisting of cash and cash equivalents. In aggregate, our working capital increased by $15.0 million from December 31, 2006. These cash resources, in addition to cash generated from operations, are used to support our continuing clinical studies, research and development initiatives, working capital requirements, debt servicing requirements and for general corporate purposes. We may also use our cash resources to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business.

We believe that our existing principal sources of liquidity, working capital and cash from operations, are sufficient to satisfy the funding of current product development programs, contractual obligations, and other operating and capital requirements, including debt servicing requirements and other potential acquisitions and in-licensing of technologies, on both a short-term and long-term basis. Our cash inflows and the amounts of expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require us to raise additional funds through debt or equity offerings. We may also from time to time consider certain financing opportunities, including various types of debt or equity securities, as alternatives to our current senior floating rate notes and senior subordinated notes.

Cash Flow Highlights

| (in thousands of U.S.$) | Three months ended March 31, | |
	2007	2006
Cash and cash equivalents, beginning of period	$99,332	$62,163
Cash used in operating activities	(12,887)	(1,308)
Cash provided by (used in) investing activities	13,188	(569,561)
Cash provided by (used in) financing activities	(1,595)	590,572
Net increase (decrease) in cash and cash equivalents	(1,294)	19,703
Cash and cash equivalents, end of period	$98,038	$81,866

Cash Flows from Operating Activities

Cash used in operating activities for the three months ended March 31, 2007 was $12.9 million compared to $1.3 million for the corresponding period in 2006. Net income for the current quarter, excluding non-cash items, resulted in cash outflows of $1.1 million compared to cash inflows of $12.6 million for the same period in the prior year. The decrease in net cash income was the net result of a decrease in royalty revenue and an increase in interest expense offset by an increase in earnings related to AMI. Working capital requirements resulted in cash outflows of $11.8 million during the three months ended March 31, 2007 compared to cash outflows of $13.9 million for the comparative period in 2006. Cash outflows related to working capital for the three months ended March 31, 2007 were primarily due to a decrease in accounts and interest payable and an increase in inventory. Cash outflows related to working capital for the three months ended March 31, 2006 were primarily due to a decrease in accounts and income taxes payable.

Cash Flows from Investing Activities

Net cash provided by investing activities for the three month period ended March 31, 2007 was $13.2 million compared to net cash outflows of $569.6 million for the same three month period in 2006. For the three month period ended March 31, 2007, the increase in cash flows from investing activities was primarily due to proceeds from net redemption of short and long-term investments of $19.9 million, offset by the acquisition of intangible assets of $5.3 million and property, plant and equipment of $1.3 million. Net cash outflows from investing activities for the three month period ended March 31, 2006 of $569.6 million was primarily related to cash used to fund the AMI acquisition, partly offset by redemptions of short-term and long-term investments.

We invest our excess cash balances in short-term marketable securities, principally investment grade commercial debt and government agency notes. The primary objectives of our marketable securities portfolio are liquidity and safety of principal. Investments are made with the objective of achieving the highest rate of return while preserving our two primary objectives. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer. Cash equivalents have maturity dates to June 12, 2007. At March 31, 2007, we retained $11.5 million (CDN $13.3 million) denominated in Canadian dollars in order to meet our anticipated Canadian operating and capital expenditures in future periods.

Cash Flows from Financing Activities

Net cash used in financing activities for the three month period ended March 31, 2007 of $1.6 million resulted from long-term debt financing costs. Net cash provided by financing activities for the three month period ended March 31, 2006 of $590.6 million was mainly due to the net proceeds received from the credit facility and the senior subordinated notes used to fund the AMI acquisition and proceeds from exercise of stock options of $3.1 million, partially offset by $12.5 million of financing costs.

Senior Floating Rate Notes

On December 11, 2006, we issued senior floating rate notes due 2013 in the aggregate principal amount of $325 million. The senior floating rate notes bear interest at an annual rate of LIBOR (London Interbank Offered Rate) plus 3.75%, which is reset quarterly. Interest is payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year through to maturity. The senior floating rate notes are unsecured senior obligations, are guaranteed by certain of our subsidiaries and rank equally in right of payment to all of our existing and future senior indebtedness.

Prior to June 1, 2008, we may redeem up to 35% of the aggregate principal amount of the notes using net cash proceeds of one or more public equity offerings, and on or after June 1, 2008, we may redeem all or a part of the notes at specified redemption prices. We may redeem all, or a portion, of the aggregate principal amount of the notes at any time by paying a make-whole redemption price.

Senior Subordinated Notes

On March 23, 2006, we issued $250.0 million aggregate principal amount of 7.75% senior subordinated notes due 2014. Interest is payable semi-annually in arrears on April 1 and October 1 of each year through to maturity beginning October 1, 2006. The senior subordinated notes and related note guarantees provided by us and certain of our subsidiaries are subordinated to our senior floating rate notes described above.

Prior to April 1, 2009, we may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity and convertible debt offerings, and on or after April 1, 2009, we may redeem all or a part of the notes at specified redemption prices.

Debt Covenants

The terms of the indentures governing our senior floating rate notes and our senior subordinated notes include various covenants that impose restrictions on the operation of our business and the business of our subsidiaries, including the incurrence of certain liens and other indebtedness. As of March 31, 2007, we are in material compliance with all covenants and are not in breach of any provision of the indentures governing the senior subordinated notes and senior floating rate notes that would cause an event of default to occur.

Contractual Obligations

Our significant contractual obligations for the next five years and thereafter include:

(in thousands of U.S.$)	Payments due by period				
	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Long-term debt repayments	575,000	-	-	-	575,000
Long-term debt interest obligations	338,838	49,476	98,787	98,870	91,705
Operating leases	22,199	2,827	4,208	3,432	11,732
License, research and technology development agreements	26,945	11,592	15,353	-	-
Total obligations	962,982	63,895	118,348	102,302	678,437

Long-term debt includes $325.0 million of senior floating rate notes and $250.0 million of senior subordinated notes. Repayments are based on contractual commitments as defined in the indentures governing the notes. Long-term debt interest obligations on variable (floating) rate debt are estimated using the current interest rates in effect at March 31, 2007. Long-term debt repayments and interest obligations assume no early repayment of principal.

We have entered into operating leases in the ordinary course of business for office and laboratory space with various expiries through July 2019. Included in the above schedule are our commitments to research and development funding payments of $2.4 million relating to an agreement with Poly-Med, Inc. We also have an obligation, included in the above schedule, arising from our acquisition of Quill to spend a further $20.0 million over the next two years in relation to the technology, including sales and marketing, research and development, and corporate support.

The table above does not include any cost sharing or milestone payments in connection with research and development collaborations with third parties as these payments are contingent on the achievement of specific developmental, regulatory or commercial activities and milestones. In addition, we may have to make royalty payments based on a percentage of future sales of certain products in the event regulatory approval for marketing is obtained. We have the option to extend our research collaboration with CombinatoRx from 30 months to 60 months for additional consideration of $7.0 million. We have a contingent obligation of $10.0 million to former Afmedica equity holders should we reach certain development and regulatory milestones with respect to any Afmedica product. As discussed elsewhere in this MD&A, we are obligated to pay a $10.0 million milestone in the third quarter of 2007 to the former shareholders of Quill and we may be required to make additional contingent payments of up to $150.0 million to the former shareholders of Quill should we achieve certain revenue and development milestones. These payments to the former Quill shareholders are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions. We may also have to make royalty payments based on a percentage of future sales of certain products associated with certain collaborators and licensors in the event regulatory approval for marketing is obtained.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the U.S. at March 31, 2007 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Recent Accounting Pronouncements

Effective January 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 is designed to reduce diversity and provide consistent accounting practices and criteria for how companies should recognize, measure, present, and disclose in their financial statements all significant uncertain tax positions.

As a result of the adoption, we increased our existing reserves for uncertain tax positions by $4.9 million. Approximately $3.3 million of this increase was recorded as a cumulative effect adjustment to our opening deficit and the remainder was recorded as a current expense. If recognized in future periods, the unrecognized tax benefits of $4.9 million will have a favourable effect on the effective income tax rate in those periods. The increase for uncertain tax positions includes accrued interest expense of $0.4 million. In accordance with our accounting policies, accrued interest and penalties, if incurred, relating to unrecognized tax benefits are recognized as a component of income tax expense.

The taxation years 2002 - 2006 remain open to examination by the Canada Revenue Agency and taxation years 2003 - 2006 remain open to examination by the Internal Revenue Service. We file income tax returns in Canada, the U.S., and various foreign jurisdictions including the U.K., Denmark, Puerto Rico, and Switzerland.

Disclosure Controls and Procedures

Management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness and operation of our disclosure controls and procedures during the three month period ended March 31, 2007. Based on that evaluation the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Risks Related to Our Business

The significant risk factors generally associated with our business are described in our AIF for the year ended December 31, 2006 and remain substantially unchanged.

Outstanding Share Data

As of March 31, 2007, there were 85,013,983 common shares issued and outstanding for a total of $470.3 million in share capital. At March 31, 2007, we had 7,714,377 CDN dollar stock options outstanding under the Angiotech Pharmaceuticals, Inc. stock option plan (of which 5,858,224 were exercisable) at a weighted average exercise price of CDN$15.69. We also had 1,031,531 U.S. dollar stock options outstanding under this plan at March 31, 2007, (of which 124,939 were exercisable) at a weighted average exercise price of U.S. $9.54. Each CDN dollar stock option and U.S. dollar stock option is exercisable for one common share of Angiotech Pharmaceuticals, Inc,

As of April 30, 2007, there were 85,013,983 common shares issued and outstanding for a total of $470.3 million in share capital. At April 30, 2007, we had 7,769,539 CDN dollar stock options outstanding under the Angiotech Pharmaceuticals, Inc. stock option plan (of which 5,873,444 were exercisable) at a weighted average exercise price of CDN$15.55. We also had 1,031,218 U.S. dollar stock options outstanding under this plan at April 30, 2007, (of which 146,306 were exercisable) at a weighted average exercise price of U.S. $9.53. Each CDN dollar stock option and U.S. dollar stock option is exercisable for one common share of Angiotech Pharmaceuticals, Inc,

As of March 31, 2007, there were 205 stock options outstanding in the AMI stock option plan (of which none were exercisable). Each AMI stock option is exercisable for approximately 3,852 common shares of Angiotech Pharmaceuticals, Inc upon exercise at a weighted average exercise price of USD $15.44.

As of April 30, 2007, there were 200 stock options outstanding in the AMI stock option plan (of which none were exercisable). Each AMI stock option is exercisable for approximately 3,852 common shares of Angiotech Pharmaceuticals, Inc upon exercise at a weighted average exercise price of USD $15.44.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

First quarter ended March 31, 2007

(Unaudited)

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	March 31, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$98,038	$99,332
Short-term investments *[note 6]*	-	9,285
Accounts receivable *[note 7]*	32,920	25,231
Inventories *[note 8]*	37,039	33,619
Deferred income taxes, current portion	9,134	5,372
Prepaid expenses and other current assets	6,114	6,303
Assets from discontinued operations, current portion *[note 4]*	3,466	2,365
Total current assets	186,711	181,507
Long-term investments *[note 6]*	30,240	53,840
Property, plant and equipment *[note 9]*	59,136	59,783
Intangible assets *[note 10]*	243,379	244,954
Goodwill	641,944	630,770
Deferred income taxes	5,036	4,804
Deferred financing costs	15,087	14,845
Other assets	729	255
Assets from discontinued operations *[note 4]*	5,065	15,116
Total assets	$1,187,327	$1,205,874
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities *[note 11]*	$49,906	$48,982
Income taxes payable	11,987	11,724
Interest payable on long-term debt	2,550	6,614
Deferred revenue, current portion	211	630
Deferred income taxes, current portion	4,957	2,598
Liabilities from discontinued operations, current portion *[note 4]*	1,499	1,994
Total current liabilities	71,110	72,542
Deferred revenue	1,368	1,421
Deferred leasehold inducement	2,973	2,631
Deferred income taxes	63,141	69,215
Other tax liabilities	4,888	-
Long-term debt *[note 12]*	575,000	575,000
Liabilities from discontinued operations *[note 4]*	2,232	2,232
Total non-current liabilities	649,602	650,499
Commitments and contingencies *[note 15]*		
Stockholders' equity		
Share capital *[note 13]*		
Authorized:		
200,000,000 Common shares, without par value		
50,000,000 Class I Preference shares, without par value		
Common shares issued and outstanding:		
March 31, 2007 – 85,013,983		
December 31, 2006 – 84,983,735	470,269	470,190
Additional paid-in capital	28,623	27,564
Accumulated deficit	(57,981)	(41,022)
Accumulated other comprehensive income	25,704	26,101
Total stockholders' equity	466,615	482,833
Total liabilities and stockholders' equity	$1,187,327	$1,205,874

See accompanying notes to the consolidated financial statements

<p style="text-align:center">Angiotech Pharmaceuticals, Inc.</p>
<p style="text-align:center">CONSOLIDATED STATEMENTS OF OPERATIONS</p>
<p style="text-align:center">(All amounts expressed in thousands of U.S. dollars, except share and per share data)</p>
<p style="text-align:center">(Unaudited)</p>

	Three Months Ended March 31,	
	2007	**2006**
REVENUE		
Royalty revenue	**$33,000**	$41,090
Product sales, net	**42,486**	802
License fees	**472**	53
	75,958	41,945
EXPENSES		
License and royalty fees	**5,441**	6,513
Cost of products sold	**22,792**	634
Research and development	**13,763**	9,655
Selling, general and administration	**23,455**	10,374
Depreciation and amortization	**8,155**	2,166
In-process research and development	**-**	1,042
	73,606	30,384
Operating income	**2,352**	11,561
Other income (expenses):		
Foreign exchange gain	**102**	171
Investment and other income	**8,802**	2,704
Interest expense on long-term debt	**(12,799)**	(989)
Loss on redemption of available-for-sale securities	**(8,157)**	(1,477)
Total other income (expenses)	**(12,052)**	409
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting policy	**(9,700)**	11,970
Income tax expense (recovery)	**(4,900)**	4,389
Income (loss) from continuing operations before cumulative effect of change in accounting policy	**(4,800)**	7,581
Loss from discontinued operations, net of income taxes *[note 4]*	**(9,084)**	(445)
Cumulative effect of change in accounting policy	**-**	399
Net (loss) income	**$(13,884)**	$7,535
Basic net (loss) income per common share:		
Continuing operations	**$(0.06)**	$0.09
Discontinued operations	**(0.11)**	-
Total	**$(0.17)**	$0.09
Diluted net (loss) income per common share:		
Continuing operations	**$(0.06)**	$0.09
Discontinued operations	**(0.11)**	-
Total	**$(0.17)**	$0.09
Basic weighted average number of common shares outstanding (in thousands)	**85,002**	84,534
Diluted weighted average number of common shares outstanding (in thousands)	**85,497**	85,853

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(All amounts expressed in thousands of U.S. dollars, except share data)

(Unaudited)

	Common Shares		Additional paid in capital $	Accumulated deficit $	Accumulated other comprehensive income $	Comprehensive income $	Total stockholders' equity $
	Shares #	Amount $					
Balance at December 31, 2005	**84,291,517**	**463,639**	**21,929**	**(45,607)**	**22,719**		**462,680**
Exercise of stock options for cash	359,685	3,107					3,107
Stock-based compensation			1,500				1,500
Cumulative effect of change in accounting principle			(399)				(399)
Net unrealized gain on available-for-sale securities, net of taxes					9,448	9,448	9,448
Reclassification of net unrealized loss on available-for-sale securities, net of taxes					677	677	677
Net income				7,535		7,535	7,535
Comprehensive income						17,660	
Balance at March 31, 2006	**84,651,202**	**466,746**	**23,030**	**(38,072)**	**32,844**		**484,548**

	Common Shares		Additional paid in capital $	Accumulated Deficit $	Accumulated other comprehensive income (loss) $	Comprehensive loss $	Total Stockholders' Equity $
	Shares #	Amount $					
Balance at December 31, 2006	**84,983,735**	**470,190**	**27,564**	**(41,022)**	**26,101**		**482,833**
Adjustment for the adoption of FASB Interpretation No. (FIN) 48				(3,075)			(3,075)
Exercise of stock options for cash	30,248	79					79
Stock-based compensation			1,059				1,059
Net unrealized loss on available-for-sale securities, net of taxes					(3,253)	(3,253)	(3,253)
Reclassification of net unrealized loss on available-for-sale securities, net of taxes					3,097	3,097	3,097
Cumulative translation adjustment					(241)	(241)	(241)
Net loss				(13,884)		(13,884)	(13,884)
Comprehensive loss						(14,281)	
Balance at March 31, 2007	**85,013,983**	**470,269**	**28,623**	**(57,981)**	**25,704**		**466,615**

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,	
	2007	**2006**
OPERATING ACTIVITIES		
Net (loss) income	**$(13,884)**	$7,535
Adjustments to reconcile net (loss) income to cash provided by operating activities:		
Depreciation and amortization	**9,251**	2,247
Loss on disposal of property and equipment	**-**	24
Loss on redemption of available-for-sale securities	**647**	1,477
Unrealized foreign exchange gain	**-**	(28)
Impairment of assets from discontinued operations	**8,879**	-
Deferred leasehold inducements	**(57)**	(52)
Deferred income taxes	**(7,072)**	(681)
License fees	**(419)**	-
Stock-based compensation expense	**1,059**	1,500
Deferred revenue	**(53)**	(53)
Non-cash interest expense	**558**	-
In-process research and development	**-**	1,042
Cumulative effect of change in accounting principle	**-**	(399)
Net change in non-cash working capital items relating to operations *[note 17]*	**(11,796)**	(13,920)
Cash used in operating activities	**(12,887)**	(1,308)
INVESTING ACTIVITIES		
Purchase of short-term investments	**-**	(50,571)
Proceeds from short-term investments	**9,396**	130,340
Purchase of long-term investments	**(5,000)**	-
Proceeds from long-term investments	**15,454**	126,022
Purchase of property, plant and equipment	**(1,311)**	(971)
Purchase of intangible assets	**(5,250)**	-
Acquisition of business, net of cash acquired	**-**	(774,202)
In-process research and development	**-**	(42)
Other assets	**(101)**	(137)
Cash provided by (used in) investing activities	**13,188**	(569,561)
FINANCING ACTIVITIES		
Proceeds from long term obligations	**-**	600,000
Deferred financing costs on long-term obligations	**(1,674)**	(12,535)
Proceeds from stock options exercised	**79**	3,107
Cash (used in) provided by financing activities	**(1,595)**	590,572
Net (decrease) increase in cash and cash equivalents	**(1,294)**	19,703
Cash and cash equivalents, beginning of period	**99,332**	62,163
Cash and cash equivalents, end of period	**$98,038**	$81,866

See accompanying notes to the consolidated financial statements

(All tabular amounts expressed in thousands of U.S. dollars, except share and per share data)

Angiotech Pharmaceuticals, Inc. (the "Company"), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products primarily for local diseases or for complications associated with medical device implants, surgical interventions and acute injury.

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2006 included in the Company's Annual Report filed with the appropriate securities commissions.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at March 31, 2007 and for all periods presented, have been made. The results of operations for the three month period ended March 31, 2007 are not necessarily indicative of the results for the full year ending December 31, 2007.

All amounts herein are expressed in U.S. dollars unless otherwise noted. The year end balance sheet data was derived from audited financial statements but does not include all of the disclosures required under U.S. GAAP.

2. SIGNIFICANT ACCOUNTING POLICIES

Other than the change in accounting policy described further in note 3 to these interim consolidated financial statements, all accounting policies are the same as described in note 2 to the Company's audited consolidated financial statements for the year ended December 31, 2006 included in the Company's 2006 Annual Report filed with the appropriate securities commissions.

3. CHANGE IN ACCOUNTING POLICIES

Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 is designed to reduce diversity and provide consistent accounting practices and criteria for how companies should recognize, measure, present, and disclose in their financial statements all significant uncertain tax positions.

As a result of the adoption, the Company increased its existing reserves for uncertain tax positions by $4.9 million. Approximately $3.1 million of this increase was recorded as a cumulative effect adjustment to the Company's opening deficit balance, $1.2 million to goodwill and the remainder was recorded as a current expense. If recognized in future periods, the unrecognized tax benefits of $4.9 million will have a favourable effect on the effective income tax rate in those periods. The increase for uncertain tax positions includes accrued interest expense of $0.4 million. In accordance with the Company's accounting policies, accrued interest and penalties, if incurred, relating to unrecognized tax benefits are recognized as a component of income tax expense.

The taxation years 2002 - 2006 remain open to examination by the Canada Revenue Agency and taxation years 2003 - 2006 remain open to examination by the Internal Revenue Service. The Company files income tax returns in Canada, the U.S., and various foreign jurisdictions including the U.K., Denmark, Puerto Rico and Switzerland.

4. DISCONTINUED OPERATIONS

In the third quarter of 2006, the Company determined that certain operating subsidiaries acquired through the American Medical Instruments Holdings, Inc. ("AMI"), acquisition were not aligned with the Company's current business strategy and, consequently, began actively looking to dispose of these operations. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current and long-term assets and current and long-term liabilities from discontinued operations and the net losses for these operations have been shown separately on the statements of income. Included in long-term assets from discontinued operations are intangible assets of $5.6 million and goodwill of $9.6 million relating to the medical products reportable segment. Management reviewed the carrying value of the discontinued operations and recorded impairment charges of $7.7 million and $8.9 million for the year ended December 31, 2006 and three month period ended March 31, 2007, respectively. The impairment charges were determined based on management's best estimates of net proceeds on ultimate disposition and has been allocated proportionately to the assets from discontinued operations.

In the fourth quarter of 2005, the Company decided to close down the offices of its subsidiary, NeuColl, Inc., and to terminate its distribution agreements. As a result of this decision, the results of operations from the NeuColl subsidiary for the current and prior periods were reported as discontinued operations in the Company's Consolidated Statements of Income.

The assets and liabilities of the AMI subsidiaries included in discontinued operations are presented in the Company's Consolidated Balance Sheets under the captions "Assets from discontinued operations, current portion", "Assets from discontinued operations", "Liabilities from discontinued operations, current portion" and "Liabilities from discontinued operations." The carrying amounts of the major classes of these assets and liabilities are as follows:

	As of March 31, 2007	As of December 31, 2006
ASSETS		
Current assets		
Accounts receivable	$1,716	$1,136
Inventories	1,580	1,142
Prepaid expenses and other current assets	170	87
Current assets from discontinued operations	3,466	2,365
Property, plant and equipment, primarily building and equipment held for sale at March 31, 2007	1,493	4,545
Intangible assets, net	1,298	3,874
Goodwill	2,231	6,664
Other assets	43	33
Assets from discontinued operations	$8,531	$17,481
LIABILITIES		
Accounts payable and accrued liabilities	$1,499	$1,994
Deferred income taxes	2,232	2,232
Liabilities from discontinued operations	$3,731	$4,226

The operating results of discontinued operations are included in the Consolidated Statements of Operations as "Loss from discontinued operations, net of income taxes." The amounts for the three month periods ended March 31, 2007 and 2006 are summarized as follows:

	Three months ended March 31,	
	2007	2006
Revenues	$3,042	$(4)
Operating loss	(483)	(434)
Other expenses	-	(11)
Impairment charge	(8,879)	-
Loss before income taxes	(9,362)	(445)
Income tax recovery	(278)	-
Loss from discontinued operations	$(9,084)	$(445)
Loss per common share:		
Basic	$(0.11)	$ -
Diluted	$(0.11)	$ -
Shares used in computing loss per share:		
Basic	85,002	84,534
Diluted	85,497	85,815

5. BUSINESS ACQUISITIONS

On June 26, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held Quill Medical, Inc. ("Quill"), a provider of specialized, minimally invasive aesthetic surgery and wound closure technology for $40.3 million. The purpose of this acquisition was to acquire all of Quill's technology and intellectual property, including the self-anchoring suture technology product line, which under its current license agreement is marketed and sold for use in wound closure, aesthetic and cosmetic surgery. The cost of the acquisition included initial cash consideration of $40.0 million plus direct and incremental third party acquisition costs of $0.3 million. The company may be required to make additional contingent payments of up to $150 million upon the achievement of certain revenue growth and development milestones. These payments are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions. As at March 31, 2007, the Company has recorded an additional $10.0 million in goodwill relating to the achievement of certain of these milestones.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets, liabilities, revenues and expenses of Quill are consolidated with those of the Company from June 26, 2006. Total fair value of the consideration given, determined at that date of acquisition and updated based on a subsequent valuation procedures, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

A valuation of Quill's intangible assets was completed and the purchase price allocation is considered final as of March 31, 2007. The Company used the income approach to determine the fair value of the amortizable intangible assets. Total consideration of $40.3 million, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $39.9 million and goodwill of $13.1 million at the end of June 2006. Subsequent to the acquisition more detailed valuation procedures were performed on the assets acquired and additional information was obtained on allocations made at June 26, 2006 resulting in updated purchase price allocations to identifiable intangible assets of $50.0 million and goodwill of $7.0 million as of December 31, 2006. The increase in value allocated to identifiable intangibles was primarily the result of more detailed valuation procedures which identified an increase in fair value allocated to the technology and intellectual property acquired. The offset to the increase in identifiable intangible assets was an increase in the deferred income tax liability and a decrease to goodwill. During the three months ended March 31, 2007, goodwill was increased by $10.0 million, the amount of the milestone payment discussed above.

	June 26, 2006
Accounts receivable	$92
Other current assets	43
Equipment	323
Identifiable intangible assets	50,000
Goodwill	16,973
Deferred income tax asset	2,557
Current liabilities	(104)
Deferred income tax liability	(19,584)
	$50,300
Consideration:	
Cash consideration	$50,000
Direct acquisition costs	300
	$50,300

The primary factors that contributed to the establishment of goodwill, included: the expected revenue growth over time that is attributable to expanded indications and increased market penetration from future products and customers; and the synergies expected to result from combining infrastructures, reducing combined operational spend and program reprioritization. The goodwill acquired in the Quill acquisition is not deductible for tax purposes.

The identifiable intangible assets are comprised of the technology and intellectual property acquired. These intangibles will be amortized over their estimated lives, which is between eight and nine years.

The Company had a pre-existing relationship with Quill at the time of the acquisition through an Exclusive Development, License and Distribution Agreement between Quill and a subsidiary of AMI. This relationship was settled at fair value when compared to pricing for other current market transactions for similar arrangements and consequently, did not result in any gain or loss.

6. SHORT AND LONG-TERM INVESTMENTS

	Cost	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
March 31, 2007				
Available-for-sale equity securities	$11,591	$2,026	$ -	$13,617
Investments recorded at cost	16,623	-	-	16,623
	$28,214	$2,026	$ -	$30,240

	Cost	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
December 31, 2006				
Available-for-sale equity securities	$44,598	$6,564	$(4,382)	$46,780
Investments recorded at cost	16,345	-	-	16,345
	$60,943	$6,564	$(4,382)	$63,125

7. ACCOUNTS RECEIVABLE

	March 31, 2007	December 31, 2006
Trade accounts receivable	$23,315	$23,683
Other receivables	9,605	1,548
	$32,920	$25,231

8. INVENTORIES

	March 31, 2007	December 31, 2006
Raw materials	$9,662	$9,144
Work in process	13,594	13,738
Finished goods	13,783	10,737
	$37,039	$33,619

9. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated depreciation	Net book value
March 31, 2007			
Land	$10,620	$ -	$10,620
Buildings	18,640	759	17,881
Leasehold improvements	10,720	2,851	7,869
Manufacturing equipment	19,076	2,928	16,148
Research equipment	5,110	2,950	2,160
Office furniture and equipment	3,371	1,550	1,821
Computer equipment	7,475	4,838	2,637
	$75,012	$15,876	$59,136

	Cost	Accumulated depreciation	Net book value
December 31, 2006			
Land	$10,635	$ -	$10,635
Buildings	18,564	559	18,005
Leasehold improvements	10,671	2,626	8,045
Manufacturing equipment	18,230	2,226	16,004
Research equipment	5,086	2,766	2,320
Office furniture and equipment	3,353	1,380	1,973
Computer equipment	7,271	4,470	2,801
	$73,810	$14,027	$59,783

10. INTANGIBLE ASSETS

	Cost	Accumulated amortization	Net book value
March 31, 2007			
Acquired technologies	$126,578	$30,725	$95,853
Customer relationships	108,190	15,512	92,678
In-licensed technologies	54,802	12,327	42,475
Trade names and other	14,280	1,907	12,373
	$303,850	$60,471	$243,379

	Cost	Accumulated amortization	Net book Value
December 31, 2006			
Acquired technologies	$120,878	$27,790	$93,088
Customer relationships	108,190	13,194	94,996
In-licensed technologies	54,802	10,717	44,085
Trade names and other	14,280	1,495	12,785
	$298,150	$53,196	$244,954

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2007	December 31, 2006
Trade accounts payable	$11,877	$11,221
Accrued license and royalty fees	817	6,511
Employee-related accruals	10,290	10,834
Accrued professional fees	8,662	8,832
Accrued contract research	1,143	2,114
Accrued milestone payment	10,000	5,000
Other accrued liabilities	7,117	4,470
	$49,906	$48,982

12. LONG-TERM DEBT

	March 31, 2007	December 31, 2006
Senior Floating Rate Notes	$325,000	$325,000
7.75% Senior Subordinated Notes	250,000	250,000
	$575,000	$575,000

13. SHARE CAPITAL

During the three month period ended March 31, 2007, the Company issued 30,248 common shares upon exercises of stock options. The Company issues new shares to satisfy stock option exercises.

a)   *Stock Options*

Angiotech Pharmaceuticals, Inc.

In June 2006, the stockholders approved the adoption of the 2006 Stock Incentive Plan ("2006 Plan") which superseded the previous stock option plans. The 2006 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable stock-based awards to purchase up to 13,937,756 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company. The Plan provides for, but does not require, the granting of tandem stock appreciation rights that at the option of the holder may be exercised instead of the underlying option. When the tandem stock appreciation right is exercised, the underlying option is cancelled. The optionee receives shares of common stock with a fair market value equal to the excess of the fair value of the shares subject to the option at the time of exercise (or the portion thereof so exercised) over the aggregate option price of the shares set forth in the option agreement. The exercise of tandem stock appreciation rights is treated as the exercise of the underlying option. The exercise price of the options is fixed by the Board of Directors, but will generally be at least equal to the market price of the common shares at the date of grant, and for options issued under the 2006 Plan and the 2004 Plan, the term may not exceed five years. For options grandfathered from the stock option plans prior to the 2004 Plan, the term did not exceed 10 years. Options granted are also subject to certain vesting provisions. Options generally vest monthly after being granted over varying terms from 2 to 4 years.

A summary of CDN$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in CDN$)
Outstanding at December 31, 2006	7,307,576	$16.98		
Granted	1,115,000	8.90		
Exercised	(30,248)	3.07		
Forfeited	(677,951)	18.90		
Outstanding at March 31, 2007	7,714,377	$15.69	3.86	$2,248
Exercisable at March 31, 2007	5,858,224	$16.47	3.73	$2,248

These options expire at various dates from December 10, 2007 to December 17, 2012.

A summary of U.S.$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2006	211,968	$15.81		
Granted	835,000	7.57		
Forfeited	(15,437)	8.15		
Outstanding at March 31, 2007	1,031,531	$9.54	4.46	$ -
Exercisable at March 31, 2007	124,939	$16.21	3.12	$ -

These options expire at various dates from January 26, 2010 to March 18, 2012.

American Medical Instruments Holdings, Inc. ("AMI")

On March 9, 2006, AMI granted 304 stock options under AMI's 2003 Stock Option Plan which were subject to closing the acquisition of AMI by the Company. Each AMI stock option will convert into approximately 3,852 Angiotech shares upon exercise. All outstanding options and warrants granted prior to the March 9, 2006 grant were settled and cancelled upon acquisition. Under the AMI stock option plan, options to purchase common stock of AMI may be granted to certain employees and directors at an exercise price equal to the estimated fair market value of the underlying stock on the date of grant. All options have a term of ten years and vest over a six year graded vesting schedule with certain provisions for accelerated vesting. No further stock options will be granted out of AMI's 2003 Stock Option Plan. A total of 1,171,092 Angiotech shares were reserved to accommodate future exercises of the AMI options.

	No. of Optioned Shares (in millions)	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2006	874,468	$15.44		
Forfeited	(84,751)	15.44		
Outstanding at March 31, 2007	789,717	$15.44	8.95	$ -
Exercisable at March 31, 2007	-	$15.44	-	$ -

These options expire on March 8, 2016.

b) Stock-based compensation expense

The Company recorded stock-based compensation expense of $1,059,000 for the three month period ended March 31, 2007 ($1,500,000 for the three month period ended March 31, 2006) relating to awards granted under its stock option plan, modified or settled subsequent to October 1, 2002. The estimated fair value of the stock options granted is amortized to expense on a straight-line basis over the vesting period and was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in the respective periods:

	Three months ended March 31,	
	2007	**2006**
Dividend Yield	Nil	Nil
Expected Volatility	36.4% - 44.9%	40.4% - 43.3%
Weighted Average Volatility	41.7%	40.7%
Risk-free Interest Rate	4.08% - 4.84%	4.01% - 4.50%
Expected Term (Years)	3	3 – 5

The weighted average fair value of stock options granted in the three month period ended March 31, 2007 and 2006 are presented below:

	Three months ended March 31,	
	2007	**2006**
CDN$ options	$3.07	$5.86
U.S. options	$2.34	$6.51

A summary of the status of the Company's nonvested options as of March 31, 2007 (excluding the AMI stock options) and changes during the three month period ended March 31, 2007, is presented below:

Nonvested CDN$ options	No. of Optioned Shares	Weighted average grant-date fair value (in CDN$)
Nonvested at December 31, 2006	940,891	$6.70
Granted	1,115,000	3.07
Vested	(139,910)	4.33
Forfeited	(59,828)	7.53
Nonvested at March 31, 2007	1,856,153	$4.47

Nonvested U.S.$ options	No. of Optioned Shares	Weighted average grant-date fair value (in U.S.$)
Nonvested at December 31, 2006	117,032	$5.50
Granted	835,000	2.34
Vested	(30,394)	3.79
Forfeited	(15,046)	2.34
Nonvested at March 31, 2007	906,592	$2.70

As of March 31, 2007, there was $7,817,000 of total unrecognized compensation cost related to nonvested stock options granted under the Angiotech Plan. These costs are expected to be recognized over a weighted average period of 3.35 years.

As of March 31, 2007, there was $3,303,000 of total unrecognized compensation cost related to the nonvested AMI stock options. These costs are expected to be recognized over a period of 5.00 years on a straight-line basis as a charge to income. The total fair value of options vested during the three month period ended March 31, 2007 was $nil as all the AMI stock options remain unvested.

During the three month period ended March 31, 2007 and 2006 the following activity occurred:

(in thousands)	Three months ended March 31, 2007	2006
Total intrinsic value of stock options exercised		
CDN$ options	171	2,103
U.S.$ options	-	361
Total fair value of stock awards vested	829	1,500

Cash received from stock option exercises for the three month period ended March 31, 2007 was $79,000.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate.

14. INCOME TAXES

For the three month period ending March 31, 2007, the Company is in an income tax recovery position as a result of a current period net loss from operations, the amortization of identifiable intangible assets and the impairment charge on discontinued operations. The income tax recovery also includes a charge of $0.4 million related to an accrual under FIN 48. Refer to the FIN 48 discussion under *Change in Accounting* Policies.

For the three month period ending March 31, 2007, the effective tax rate was 50.5% compared to an effective tax rate of 36.7% for the same period in the prior year. The current year increase in the effective tax rate is the net result of an increase due to the impairment charge on discontinued operations, a decrease due to provincial income tax credits, international tax structures and the amortization of identifiable intangible assets acquired through business combinations.

15. COMMITMENTS AND CONTINGENCIES

(a) Commitments

i)   The Company committed to minimum commercialization expenditures of $7.85 million in the first year and $10.0 million in each of the second and third years on the products acquired from Quill.

ii)   The Company has entered into research and development collaboration agreements that involve joint research efforts. Certain collaboration costs and any eventual profits will be shared as per terms provided for in the agreements.

(b) Contingencies

i)   The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

ii)   Boston Scientific Corporation, a licensee, is involved in several legal proceedings (for which the Company is not a party to) concerning challenges to its stent business. If parties opposing Boston Scientific Corporation were successful, royalty revenue would likely be significantly reduced. The ultimate outcome of these oppositions are uncertain at this time.

iii)   At the European Patent Office (EPO), various patents either owned or licensed by or to the Company are in opposition proceedings. On January 25, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our European Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier. None of the original parties to the proceedings filed an Appeal of this decision. Two non-parties to the Opposition (Conor Medsystems and Sahajanand Medical Technologies Pvt. Ltd. ("SMT")) subsequently submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal. With respect to European Patent No. EP0711158 (which Angiotech licenses from the NIH) the European Patent Office has scheduled an Oral Hearing for October 25, 2007. The oppositions against European Patent Nos. EP0809515, EP0975340 and EP1155690 are at an early stage, with briefs being exchanged. On September 29, 2006 and October 4, 2006, oppositions were filed by three parties against European Patent No. EP1118325 (which Angiotech licenses from NIH), and the parties are waiting for the European Patent Office to take further action. Beginning on December 21, 2006, six parties filed oppositions to the grant of EP1407786, where Angiotech licenses this patent from Scimed Life Systems, Inc .The grant of European Patent No. EP0830100, which relates to our ePTFE vascular graft products, was opposed with an Oral Hearing conducted on September 28, 2006. At the end of the Hearing, the European Patent Office determined that an amended form of the patent was valid. The opponent appealed this decision.

iv)   On July 7, 2006, an Opposition was filed against our New Zealand Patent No. 523799, and we have indicated our intent to defend an amended form of this patent. On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of our Japanese Patent No. 3423317, directed to a stent coated with paclitaxel. Angiotech has appealed this decision to Japan's Intellectual Property High Court, and a hearing was held on December 11, 2006. As a result of that hearing, Angiotech and the Japanese Patent Office were each asked to file an additional brief with the court, and the next hearing date was scheduled for April 17, 2007.

v)   In February 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Conor Medsystems Inc. for patent infringement. In November 2005, Conor MedSystems Inc. commenced a legal action in the Netherlands against the Company, asserting that the NL member of the EP0706376 patent is invalid and should be revoked. Arguments in the Conor v. Angiotech litigation in the Netherlands were heard by the Court on October 27, 2006. On January 17, 2007, the Court issued their Judgment, finding that the broadest claim in the patent was not valid, however a narrower claim was valid, and furthermore Conor's CoStar stent was an infringement of this narrower claim. The Court requested that various submissions be made by April 18, 2007 in regard to potential claim amendments.

vi)   In February 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of the Company's U.K. stent patents is invalid and was seeking to have that patent revoked. On February 24, 2006, a UK court ruled in favor of Conor, finding that Angiotech's EP (UK) Hunter Patent was invalid. Angiotech launched an appeal, which was heard on December 11-14, 2006. On January 16, 2007, the Court of Appeals dismissed Angiotech's appeal because it concluded that the trial court correctly found that the claimed invention was not patentable. The Company filed a Petition with the House of Lords to request that the House of Lords overrule the lower court decision.

vii)   On March 31, 2005, a claim was filed by Conor MedSystems Inc. in a court in Australia, alleging invalidity of three of the Company's Australian patents. This claim was set to be heard by the Court in February 2007, however in December 2006 Conor advised the Court that CoStar may be coming onto the Australia market. Thereafter, the Court bifurcated the trial, agreeing to hear one issue (entitlement) on March 12-16, 2007, and all other issues at a second trial scheduled for September 17 through October 26, 2007. At the first trial on March 12, 2007, the Court determined that the issues would be heard jointly at the second trial.

viii) In April 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement. The hearing was held in March 2006. In May 2006, the Dutch court ruled in favor of Angiotech, finding that Angiotech's EP (NL) Hunter patent was valid, and that SMT's Infinnium stent was infringing that patent. SMT has filed an appeal, and is currently enjoined from selling their stent in the Netherlands pending resolution of that appeal.

ix)   In December 2005, the Company together with Boston Scientific Corporation commenced a Preliminary Injunction Proceeding in the Netherlands against Biosensors International Group Ltd. and six related companies including Occam International BV, requesting a preliminary injunction. In March 2006, a Dutch court ruled against Angiotech's request for a preliminary injunction against Occam and its distributor. An appeal was filed by Angiotech and may be heard late in 2007

x)   The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations. However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid (up to policy limits), less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

16. SEGMENTED INFORMATION

The Company operates in two reportable segments: (i) Pharmaceutical Technologies and (ii) Medical Products. Prior to the acquisition of AMI the Company reported its operations under one segment, drug-eluting medical devices and biomaterials.

The Pharmaceuticals Technologies segment includes royalty revenue generated from out-licensing technology related to the drug-eluting stent, biomaterials and other technologies. This segment also includes our internal and external research and development activities and our corporate activities.

The Medical Products segment includes the operations acquired through AMI, which are focused on the direct manufacturing and marketing of a wide range of single use, specialty medical devices including suture needles, biopsy needles / devices, micro surgical ophthalmic knives, drainage catheters, self-anchoring sutures and other specialty devices.

The Company evaluates the performance of its segments based on operating income. Certain other income and expenses are not allocated to segments as they are not considered in evaluating the segment's operating performance. Unallocated income and expenses include foreign exchange, investment income and interest expense.

The following tables represent reportable segment information for the three month period ended March 31, 2007:

	Three months ended March 31,	
	2007	**2006**
Revenue		
Pharmaceutical Technologies	$34,572	$41,945
Medical Products	41,386	-
Total revenue	75,958	41,945
Operating income (loss)		
Pharmaceutical Technologies	4,887	11,561
Medical Products	(2,535)	-
Total operating income	2,352	11,561
Other income (expenses)	(12,052)	409
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting policy	$(9,700)	$11,970

During the three month period ended March 31, 2007, revenue from one licensee represented approximately 42% of total revenue (94% for the three month period ended March 31, 2006).

The following table represents total assets for each reportable segment at March 31, 2007 and December 31, 2006:

	March 31, 2007	December 31, 2006
Total assets		
Pharmaceutical Technologies	$241,700	$266,382
Medical Products	945,627	939,492
Total assets	$1,187,327	$1,205,874

The following table represents capital expenditures for each reportable segment at March 31, 2007 and 2006:

	March 31, 2007	March 31, 2006
Capital expenditures		
Pharmaceutical Technologies	$151	$971
Medical Products	1,160	-
Total capital expenditures	$1,311	$971

17. CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION

The change in non-cash working capital items relating to operations was as follows:

	Three months ended March 31,	
	2007	2006
Accrued interest on short-term and long-term investments	$(278)	$2,637
Accounts receivable	442	1,316
Income taxes receivable	-	(2,798)
Inventories	(3,472)	(39)
Prepaid expenses and other assets	169	(1,808)
Accounts payable and accrued liabilities	(4,885)	(7,479)
Income taxes payable	292	(6,738)
Interest payable	(4,064)	989
	$(11,796)	$(13,920)

Supplemental disclosure:

	Three months ended March 31,	
	2007	2006
Accrued milestone payment	$10,000	$ -

Form 52-109F2
Certification of Interim Filings

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Angiotech Pharmaceuticals, Inc., (the issuer) for the interim period ending March 31, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

        (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

        (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 2, 2007

/s/   William L. Hunter
Per: Dr. William L. Hunter, President and Chief Executive Officer

Form 52-109F2
Certification of Interim Filings

I, Mr. K. Thomas Bailey, Chief Financial Officer of Angiotech Pharmaceuticals, Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Angiotech Pharmaceuticals, Inc., (the issuer) for the interim period ending March 31, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 2, 2007

/s/   K. Thomas Bailey
Per: Mr. K. Thomas Bailey, Chief Financial Officer